FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

Commission File Number: 000-51440

CHINA MEDICAL TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      N/A

CHINA MEDICAL TECHNOLOGIES, INC.

Form 6-K

Page
Signature	3
Exhibit 99.9 – Press Release	4

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC

By:	/s/ Takyung (Sam) Tsang
Name:	Takyung (Sam) Tsang
Title:	Chief Financial Officer

Date: November 16, 2006

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Exhibit 99.9

China Medical Technologies, Inc. Prices US$125 Million Convertible Senior Subordinated Notes

BEIJING, CHINA. (November 15, 2006) China Medical Technologies, Inc. (Nasdaq: CMED) today announced the pricing of US$125 million principal amount of Convertible Senior Subordinated Notes due 2011 to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). China Medical has granted the initial purchaser an option to purchase up to an additional US$25 million principal amount of notes.

The notes will mature on November 15, 2011, and will bear interest at the rate of 3.5% per year, payable semiannually on May 15 and November 15 of each year, beginning May 15, 2007.

The notes are convertible, at the option of the holder, at any time prior to the close of business or the business day immediately preceding the stated maturity date, into China Medical’s American Depositary Shares, or ADSs, at a conversion rate of 31.0318 ADSs per US$1,000 principal amount of notes, which is equal to a conversion price of approximately US$32.23 per ADS. Each ADS represents ten of China Medical’s ordinary shares. Upon conversion, China Medical may elect to deliver, in lieu of ADSs, cash or a combination of cash and ADSs.

In connection with the sale of the notes, China Medical will file with the U.S. Securities and Exchange Commission within 120 days after date of the original issuance of the notes and use its commercially reasonable efforts to cause to become effective within 210 days after the original issuance of the notes, a shelf registration statement with respect to the resale of the notes and the issuance of restricted ADSs issuable, if any, upon conversion of the notes.

China Medical will use the net proceeds from the offering to repurchase approximately US$30 million worth of its ADSs contemporaneously with the closing of the sale of the notes. China Medical intends to use the remaining proceeds from the sale of the notes for general corporate purposes and for the acquisitions of businesses, products and technologies that it believes will compliment its existing business.

The notes were placed in a private placement transaction pursuant to Rule 144A under the Securities Act of 1933, have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering would be unlawful.

About China Medical

China Medical Technologies is a leading China-based medical device company that develops, manufactures and markets products using high intensity focused ultrasound for the treatment of solid cancers and benign tumors and advanced in-vitro diagnostics products using enhanced chemiluminescence technology, to detect and monitor various diseases and disorders. For more information, please visit our website at www.chinameditech.com.

China Medical Forward-Looking Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, China Medical’s plan to file a registration statement with the U.S. Securities and Exchange Commission and its intended use of the remaining proceeds from this offering contains forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in China Medical’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. China Medical does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contacts

Winnie Fan

China Medical Technologies, Inc.

Tel: 86 10 6530 8833

Email: IR@chinameditech.com

Tip Fleming

Christensen

Tel: 1 917 412 3333

Email: tipfleming@ChristensenIR.com

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